MAYER•BROWN

08002531

082-35116

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

April 29, 2008

SEC
Mail Processing
Section

APR 29 2008

Washington, DC
101

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SUPPL

Re: Ongoing Compliance with Rule 12g3-2(b)
Exemption for Bank Leumi

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report of a Change in the Securities of the Corporation, dated April 27, 2008, and an Immediate Report on Convening of General Meeting, dated April 28, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

Enclosures

PROCESSED
MAY 20 2008
THOMSON REUTERS

5/14

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

27 April 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 27 April 2008, there was a change in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
27 April 2008	Exercise of Options	Leumi Options 01/06	6040125	1,488,729	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,463,030,827	1,464,519,556

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	34,652,531	33,163,802	No
6010133	Leumi A – Commercial Paper	401,950,000	401,950,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Translation of Immediate Report

Bank Leumi le-Israel B.M.

Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

28 April 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report on Convening of General Meeting

Regulation 36B (a) and 36C of the Securities (Periodic and Immediate Reports) Regulations, 1970

1. On 28 April 2008, it was resolved to call an Annual General Meeting.
   Registration No. of the security with the Tel Aviv Stock Exchange entitling the holders thereof to participate in the General Meeting: 604611
   The General Meeting will be held on Thursday, 5 June 2008 at 10:30 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv

2. The date for determining the right to participate in and vote at the General Meeting is 5 May 2008.

3. Items on the agenda:

   See Annex 1 attached hereto.

   There is no proposal on the agenda for the appointment of an External Director.
   Section 239(d) of the Companies Law, 1999, whereby if all the members of the board of directors of a company are of the same gender, the external director being appointed must be of the opposite gender, is not applicable.

   The text of the proposed resolutions or summary of their main points:

   See Annex 2 attached hereto.

4. The text of the Voting Paper is attached hereto as Annex 3.

   Address of the website at which one may vote, in a case where the company is allowing voting through the internet: N/A

E-mail address of the company for statutory submissions required by a Stock Exchange Member in a case where the company is allowing voting through the internet: N/A

5. Required legal quorum for holding the Meeting: Three members present in person.

6. In the absence of a legal quorum, the adjourned Meeting will be held on: 12 June 2008 at 10:30 am at Beit Lyn, 35 Yehuda Halevi Street, Tel Aviv.

7. Time and place for viewing each proposed resolution whose text is not fully presented in the above agenda: The registered office of the Bank, Leumi House (11th floor), the Secretariat of the Bank, 34 Yehuda Halevi Street, Tel Aviv, Sunday to Thursday between the hours of 8:00 and 15:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Annex 1

BANK LEUMI LE-ISRAEL B.M.

NOTICE TO HOLDERS OF ORDINARY STOCK

Notice is hereby given that the fifty-seventh Annual General Meeting of the Bank will be held at Lyn House, 35 Yehuda Halevi Street, Tel Aviv, on Thursday, 5 June 2008 at 10:30 am, for the following purposes:

1. To receive and discuss the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2007;
2. To approve the distribution of a dividend in respect of the fourth quarter of 2007, of some 18.4% of the paid-up capital (some NIS 0.18 for every NIS 1.0 par value of ordinary stock), constituting some 52.2% of the net profit for the fourth quarter of 2007, to be paid on 30 June 2008. (Should additional options be exercised up until the record date, the rate of the dividend in relation to the paid-up capital, and the amount of the dividend per share will be reduced accordingly.)
   Together with the dividend for the first nine months of 2007, which was paid in February 2008, the total dividends in respect of 2007 will reach some 50.2% of the net profit for 2007;
3. To reelect the Auditors Somekh Chaikin and Kost Forer Gabbay & Kasierer, and to authorize the Audit Committee of the Board of Directors to fix their remuneration;
4. To approve an amendment to Article 8 of the Articles of Association, by the addition of the following paragraph: "The Board of Directors may delegate its authority to allot shares arising from the exercise or conversion of securities of the Company – to a Board Committee, to the General Manager of the Company or to any other person recommended to the Board of Directors by the General Manager";
5. To approve the payment of a bonus to the Chairman of the Board of Directors;
6. To reelect three Directors: (a) Mr. Rami Avraham Guzman, (b) Adv. Jacob Mashaal, (c) Mr. Zvi Koren; and (d) to elect a new Director, Adv. Miri (Miriyam) Katz; (a separate vote will be held in respect of the election of each candidate);
7. To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of 18 months commencing 30 April 2008, with cover of up to U.S.$ 260 million at a premium not exceeding U.S.$ 1,800 thousand; and
8. To approve the resolutions concerning approval of holding positions and disclosure by officers, according to the text presented to the Meeting.

The majority required to approve the resolutions is an ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

The date for determining the entitlement of all stockholders to vote at the General Meeting is Tuesday, 5 May 2008.

A stockholder entitled to attend and vote may vote by means of a voting paper, pursuant to the Companies Law and the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations"), such being in respect of Items 5 to 8 on the agenda.

The addresses of the distribution website of the Israel Securities Authority (the "Securities Authority") and of the website of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), at which the text of the voting paper and the position papers (as defined in Section 88 of the Companies Law) are obtainable:

Distribution website of the Securities Authority: http://www.magna.isa.gov.il/
Website of the Stock Exchange: http://www.maya.tase.co.il/

Voting by means of a voting paper is to be done on the Second Part of the voting paper as published on the distribution website of the Securities Authority.

A stockholder may apply to the Bank directly and receive the text of the voting paper and the position papers.

A Stock Exchange member will send via electronic mail, free of charge, the link to the voting paper and the position papers on the distribution site of the Securities Authority to all stockholders not registered in the Register of Shareholders and whose stock is registered with such Stock Exchange member, if the stockholder has given notice that he so wishes, provided that the notice was given in respect of a particular securities account and at a date prior to the record date.

A stockholder whose stock is registered with a Stock Exchange member is entitled to receive a certificate of ownership from the Stock Exchange member through which he holds his stock, at a branch of the Stock Exchange member or via mail to his address against payment of the delivery charge only, if so requested. Such a request is to be made in advance in respect of a particular securities account.

The final date for delivery of position papers to the Bank is Thursday, 15 May 2008.

The final date for delivery of voting papers to the Bank is Monday, 2 June 2008, at 10:30 am.

Apart from the option of voting by means of a voting paper in respect of the items previously mentioned, a stockholder entitled to attend and vote may appoint a proxy or proxies to attend and vote on his or her behalf. A proxy need not be a stockholder of the Bank.

To be effective, the proxy, together with the power of attorney (if any) under which it is signed, must reach the registered office of the Bank no less than 48 hours prior to the time of the Meeting. In the case of stockholders who are not registered in the Register of Shareholders, he/she must attach to the proxy a certificate of ownership from a Stock Exchange member, in accordance with the Companies (Proof of Ownership of Shares for the Purpose of Voting at a General Meeting) Regulations, 2000.

Attention is drawn to the provisions of Section 34 of the Banking (Licensing) Law, 1981: "No person may come to an agreement with another regarding their voting for the election of a director of a banking corporation or a bank holding corporation, except in accordance with a permit granted by the Governor [of the Bank of Israel], following consultation with the Licenses Committee; this provision will not apply to a holder of means of control* who comes to an agreement with another, that the other shall vote in the name of and on behalf of the holder for such person as the holder of means of control directs him, provided that the other shall not vote in the name of and on behalf of more than one other holder."

Therefore, as regards the election of the Directors (Item 6 on the agenda), a proxy holder who is himself a stockholder of the Bank may vote in the name of and on behalf of one additional stockholder only. As regards the other matters on the agenda of the General Meeting, there is nothing to prevent such a proxy holder from representing more than one stockholder.

Tel Aviv, 29 April 2008

By Order of the Board of Directors

Jennifer Janes, Adv.
Group Secretary

The full text of the resolutions on the agenda of the General Meeting, as well as details of the insurance policy, may be examined at the Secretariat of the Bank at the registered office of the Bank, Leumi House (11th floor), 34 Yehuda Halevi Street, Tel Aviv, tel. 972-3-5149716, between the hours of 8:00 and 15:00.

* i.e. any stockholder

Annex 2
Details of the Items on the Agenda of the General Meeting:

Item 1: The Financial Statements for 2007

The Annual Report of the Bank for 2007 may be viewed at the Magna website of the Israel Securities Authority and at the website of the Bank, www.leumi.co.il. In addition, copies are available on request from the Secretariat of the Bank, P.O. Box 2, Tel Aviv 61000, or telephone 03-5149716.

Text of the Resolution: To receive and discuss the Financial Statements and the Reports of the Directors and Auditors for the year ending 31 December 2007.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 2: Approval of the Distribution of a Dividend in respect of the Fourth Quarter of 2007

Description of Item: In light of the dividend policy and considering the results of the Bank for the fourth quarter of 2007, the Board of Directors has recommended to the General Meeting the distribution of a cash dividend (of some NIS 270 million) of some 52.2% of the net profit for the fourth quarter of 2007. Together with the dividend in respect of the first nine months of 2007, which was paid in February 2008, the total dividends in respect of 2007 will reach some 50.2% of the profit for the year.
Subject to the approval of the General Meeting, the said dividend in respect of the fourth quarter of 2007 will be paid on 30 June 2008 to holders of the ordinary stock of the Bank who hold stock as of 17 June 2008 (the record date). The stock will trade "ex" dividend on 18 June 2008. Based on the paid-up share capital as of 27 April 2008, the dividend in respect of the fourth quarter of 2007 is at a rate of some 18.4% of the paid-up capital and the dividend per share will be NIS 0.18 for every NIS 1.0 par value of ordinary stock. Should additional options be exercised up until the record date, the rate of the dividend in relation to the paid-up capital, and the amount of the dividend per share will be reduced accordingly.

Text of the Resolution: To approve the distribution of a dividend in respect of the fourth quarter of 2007, of some 18.4% of the paid-up capital (some NIS 0.18 for every NIS 1.0 par value of ordinary stock), constituting some 52.2% of the net profit for the fourth quarter of 2007, to be paid on 30 June 2008. (Should additional options be exercised up until the record date, the rate of the dividend in relation to the paid-up capital, and the amount of the dividend per share will be reduced accordingly.)
Together with the dividend for the first nine months of 2007, which was paid in February 2008, the total dividends in respect of 2007 will reach some 50.2% of the net profit for 2007.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 3: Election of Auditors

Description of Item: The Annual General Meeting is requested to approve the reelection of the joint auditors of the Bank, Somekh Chaikin and Kost Forer Gabbay & Kasierer and to authorize the Audit Committee of the Board of Directors to fix their remuneration. For the report to the Annual General Meeting on the remuneration of the Auditors, see page 225 of the Annual Report of the Bank.

Text of the Resolution: To reelect the Auditors Somekh Chaikin and Kost Forer Gabbay & Kasierer, and to authorize the Audit Committee of the Board of Directors to fix their remuneration.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 4: Amendment to Article 8 of the Articles of Association (By-laws) of the Bank

Description of Item: An amendment is proposed to Article 8 of the Articles of Association of the Bank, pursuant to section 288(b)(1) of the Companies Law, 1999. The amendment will allow the Board of Directors of the Bank to delegate its authority to allot shares of the Bank within the framework of the exercise or conversion of convertible securities issued by the Bank.
Since, according to the option program of the employees of the Bank, the employees may exercise the options every day, the Allotment Committee of the Board of Directors is required to approve resolutions of a technical nature every few days. In order to enable the allotment of shares under the option program on an ongoing basis, without the need for convening the Committee, it is proposed to allow the Board of Directors to delegate its authority in this regard also to the Chief Executive Officer of the Bank or another person recommended by the Chief Executive Officer, and all in accordance with the provisions of section 288 of the Companies Law.

Text of the Resolution: To approve an amendment to Article 8 of the Articles of Association, by the addition of the following paragraph: "The Board of Directors may delegate its authority to allot shares arising from the exercise or conversion of securities of the Company – to a Board Committee, to the General Manager of the Company or to any other person recommended to the Board of Directors by the General Manager".

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 5: Payment of a Bonus to the Chairman of the Board of Directors

Description of Item: For the sake of good order, below are the details regarding the proposed payment of a bonus to the Chairman of the Board of Directors, which were included in the Immediate Report filed by the Bank on 31 March 2008, pursuant to the directives of the Israel Securities Authority with regard to disclosure relating to the approval of compensation of senior officers:

On 30 March 2008, following the approval of the Audit Committee, the Board of Directors of the Bank approved, as detailed below, compensation in respect of 2007 for Mr. Eitan Raff, Chairman of the Board of Directors (subject to the approval of the General Meeting) (the "Bonus to the Chairman of the Board of Directors").

1. Payment of the Bonus to the Chairman of the Board of Directors was discussed at a number of meetings of the Compensation Committee of the Board of Directors, and a number of meetings of the Administration Committee of the Board of Directors, was discussed and approved by the Audit Committee of the Board of Directors on 30 March 2008, and following discussions held by the Board of Directors of the Bank on 26 February 2008 and 17 March 2008, was approved by the Board of Directors on 30 March 2008. Payment of the bonus to the Chairman of the Board of Directors is subject to the approval of the General Meeting of the Bank.

2. The financial results of the Bank for 2007 were presented to the said organs of the Bank, together with comparisons with recent years and comparisons with available financial results of other banks in the system. In addition, financial data was presented regarding the terms of employment and bonuses paid to the Chairman of the Board of Directors, the President and Chief Executive Officer and the Management of the Bank in previous years, as well as data, to the extent that it had been published to the public, regarding bonuses, salary and benefits granted to the chairmen of the boards of directors, the chief executive officers and the members of the management of other banks, other companies in the Israeli capital market, and other relevant companies in the Israeli economy.

3. Amount of the Bonus Approved in respect of 2007:
Following consideration and discussions by the Audit Committee and the Board of Directors regarding the bonus of the Chairman of the Board of Directors, after consideration, *inter alia*, of the background material presented to them, and of the recommendations of the Compensation Committee and the Administration Committee of the Bank, and having received a report on the position of the Shares Committee of the Bank, the Audit Committee and thereafter the Board of Directors resolved to approve a bonus for the Chairman of the Board of Directors in the amount of NIS 4 million.

4. The Rationale for Granting the Bonus:
The considerations forming the basis for the resolutions of the Audit Committee and the Board of Directors regarding the granting of the Bonus to the Chairman of the Board of Directors in respect of 2007 and the determination of its amount, included, *inter alia*:

- 2007 was a special year during which the Chairman of the Board of Directors and other senior managers of the Bank led the Bank to outstanding achievements, and to the best results out of the five largest banks in the system, and made the Bank the most profitable bank in the system.
  Net operating profit increased from NIS 1.454 billion in 2006 to NIS 2.984 billion in 2007 – the year in which the Bank achieved the highest net operating profit in its history. Net return of net operating profit on shareholders' equity rose from 8.3% in 2006 to 15.4% in 2007.

- The fact that the Bank has no option program for the Chairman of the Board of Directors and senior management. It should be noted that the Bank has an option program for all its employees, including the Chairman of the Board of Directors and senior management, but no special option program exists for the Chairman of the Board of Directors and senior management, as is the norm at other banks and other large financial institutions.

- Determination of the compensation level for the Chairman of the Board of Directors of the Bank is carried out against the background of accepted compensation levels for senior officers in corresponding positions in the banking system and other large financial institutions.

- Determination of the compensation level was carried out while taking into account general public considerations.

The Audit Committee and Board of Directors are satisfied that the compensation approved by them for the Chairman of the Board of Directors in respect of 2007, is appropriate and reasonable considering the circumstances and compared with the banking system as a whole.

<u>Text of the Resolution</u>: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in respect of the results of 2007, in the amount of NIS 4 million.

<u>Required Majority</u>: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6: Election of Directors

Description of Item: Mr. Rami Avraham Guzman, Adv. Jacob Mashaal, Mr. Zvi Koren and Ms. Vered Raichman are retiring by rotation (pursuant to the Articles of Association of the Bank). Messrs. Guzman, Mashaal and Koren are offering themselves for reelection. Their continued service as Directors is subject to the approval of the Supervisor of Banks.

The shares committee of the Bank has notified the Bank of its intention to propose the above three Directors for reelection at the General Meeting, pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993, and of its intention to propose Adv. Miri Katz for election as a new Director. Adv. Katz has been approved for service as a Director by the Supervisor of Banks.

Item 6(a): Reelection of Mr. Rami Avraham Guzman as a Director

Details regarding the candidate for reelection, to the best of the knowledge of the Bank:

(1) Name: Rami Avraham Guzman

(1A) Identity Number: 1118132

(2) Date of Birth: 11 March 1939

(3) Address for Service of Court Documents: 8 Ruchama Street, Ramat Gan 52354

(4) Citizenship: Israeli

(5) Membership of Committees of the Board of Directors: Member of the Credit Committee, Audit Committee, Committee for the Approval of Transactions, Finance Committee, Administration Committee, Committee for Supervision and Monitoring the Hermesh Project.

(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No

(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No

(8) Date of commencement of term as a director of the corporation: 29 June 2005

(9) Education and employment during the last five years and details of the corporations where he serves as a director:

Education: B.A. in Economics and Political Science and M.A. in Business Administration and Public Administration, The Hebrew University of Jerusalem.

Company Director, Consultant to Public/Government Companies and Institutions.

Consultant to companies in the fields of electronics and communications.

Director and Shareholder, Rami Guzman Initiatives and Consulting Ltd.

Director, Adamind Ltd., Afcon Electro Mechanics Ltd. and Ampa Capital Ltd.

Consultant to Metrolight Ltd.

Member of Advisory Committee, Micromedic Technologies Ltd.

Member of Investment Committee, Israel Infrastructure Fund I-A, L.P., Israel Infrastructure Fund I-B, L.P., Israel Infrastructure Fund I-C, L.P. and Israel Infrastructure Management 1 Ltd.

Member of Credit Committee, B.S.S.CH. – The Israeli Credit Insurance Company Ltd. Member of government committees, including the Water Industry

Organization Committee (until 2007) and Encouragement of Investments Committee (since 2007).
Until January 2008, Permanent Advisor to Vishay Israel Ltd.
Until May 2006, Director of Taldor Communications Ltd.
Until July 2005, Director of Discount Provident Fund Management Ltd.
Until 2005, Vice-President of Motorola, Inc.
Until December 2004, Director and Chief Financial Officer of Motorola Israel Ltd., Director of Mirs Communications Ltd., Bar-Mot Communication Ltd., Afcon Industries Ltd. and Beeper Communications Israel Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Rami Avraham Guzman as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6(b): Reelection of Adv. Jacob Mashaal as a Director

Details regarding the candidate for reelection, to the best of the knowledge of the Bank:
(1) Name: Adv. Jacob Mashaal
(1A) Identity Number: 070908348
(2) Date of Birth: 1 November 1938
(3) Address for Service of Court Documents: 99 Moshav Neve Yaraq, 49945
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Credit Committee, Finance Committee, Administration Committee, Committee for the Approval of Conflicts of Interest.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 29 June 2005
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Economics and Statistics, B.A. in Law and M.B.A., The Hebrew University of Jerusalem.
Company Manager.
Chairman of the Board of Directors, CEO and Owner, IBECO Ltd. and J. Mashaal & Sons Entrepreneurs Ltd.
Chairman of the Board of Directors, CEO and Shareholder, Lev Afek Ltd. and A.V.M.S. Investments Ltd.
Member of Management Committee, Moshav Neve Yaraq Ltd.
Until October 2006, Director of Private Lease Ltd., Gazit Credit Ltd., Gazit Leasing (Member of Gazit Financing Group) Ltd., Gazit Finance (Member of Gazit Financing Group) Ltd., Z.A. Collateral Investments Ltd.

Director, CEO and Shareholder, Inbar Lease and Finance Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Adv Jacob Mashaal as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6(c): Reelection of Mr. Zvi Koren as a Director

Details regarding the candidate for reelection, to the best of the knowledge of the Bank:
(1) Name: Zvi Koren
(1A) Identity Number: 9797200
(2) Date of Birth: 10 February 1940
(3) Address for Service of Court Documents: 14 Mishol Moran Street, Jerusalem 97282
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Audit Committee, Committee for the Approval of Transactions, Finance Committee and Administration Committee.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 29 June 2005
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Economics and Statistics and M.B.A., The Hebrew University of Jerusalem.
Economic Consultant.
Director and Shareholder, Teconomy Ltd.
External Director, Boymelgreen Capital Ltd. and E-Sim Ltd.
Until June 2005, Director of Emda Mututal Fund Management Ltd.
Until 2004, External Director of Al-Bad Mishuot Itzhak Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Zvi Koren as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6(d): Election of a New Director, Adv. Miri (Miriyam) Katz

Description of the Item: Ms. Vered Raichman, who has served as a Director of the Bank since 1995, announced that she will not be offering herself for reelection at the General Meeting. Ms. Raichman has contributed much to the advancement of the business of the Bank and its betterment.
As previously mentioned, the Shares Committee has announced its intention to propose that the General Meeting elect Adv. Miri Katz as a new Director is her place.

Details regarding the candidate for election as a new Director to the best of the knowledge of the Bank:
(1) Name: Adv. Miri (Miriyam) Katz
(1A) Identity Number: 050568070
(2) Date of Birth: 4 March 1951
(3) Address for Service of Court Documents: 18/32 Michael Neeman Ave., Tel Aviv 69581
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: N/A
(6) Is she an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is she an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting.
(9) Education and employment during the last five years and details of the corporations where she serves as a director:
Education: LL.B – The Hebrew University of Jerusalem.
Advocate.
External Director of Itamar Medical Ltd. and Tower Semiconductor Ltd.
Director of The Caesarea Edmond Benjamin de Rothschild Development Corporation Ltd., The Caesarea Edmond Benjamin de Rothschild Fund, The Edmond and Nadine de Rothschild Israel Fund.
CEO of Miri Katz Projects Ltd. and the "Ima" Fund (Registered Non-Profit Society).
Until 2006, External Director of the Bank of Jerusalem Ltd.
Until 2003, Member of the Licenses Committee of the Banking Supervision Department and Member of the Advisory Committee to the Supervisor of Banks.
(10) Is she a family member of another interested party of the corporation – No
(11) Does she possess accounting or financial expertise – Yes

Text of the Resolution: To elect Adv. Miri (Miriyam) Katz as a new Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 7: Approval of the Purchase of a New Directors' and other Officers' Liability Insurance Policy (D&O)

Description of Item: As you may recall, the Special General Meeting of the Bank held in January of this year approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including overseas subsidiaries, for a period of one year commencing 1 July 2007, with cover of U.S.$ 207.5 million (with a right of reinstatement of U.S.$ 197.5) at a premium of U.S.$ 1,268 thousand.
In light of the decrease in the value of the dollar, the currency in which the policy is denominated, and the decrease in the cost of premiums in the market at the moment, it is proposed to purchase cover of U.S.$ 260 million for a period of 18 months, commencing 30 April 2008 (while canceling the existing cover in respect of May and June 2008).

The Audit Committee, and thereafter the Board of Directors of the Bank, approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including overseas subsidiaries, for a period of 18 months commencing 30 April 2008, with cover of U.S.$ 260 million (with a right of reinstatement of U.S.$ 250) at a premium not exceeding U.S.$ 1,800 thousand.

Text of the Resolution: To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of 18 months commencing 30 April 2008, with cover of up to U.S.$ 260 million at a premium not exceeding U.S.$ 1,800 thousand.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 8: Resolutions concerning Approval of Holding Positions and Disclosure by Officers

Description of Item: The General Meeting is requested to approve resolutions regarding the approval of holding positions and disclosure by the Bank's officers. Similar resolutions were approved by the Annual General Meeting held on 20 May 2007.
The Companies Law imposes on the officers of the Bank a duty to refrain from any act that may constitute a conflict of interests between holding their positions in the Bank and holding another position, including a position with companies in the Leumi Group, or their personal interests. However, the Bank may approve the existence of such a conflict of interests; that is to say, the Bank may agree that its officer hold a position in addition to his positions in the Bank, after the officer has disclosed to the Bank the positions he holds outside the Bank.
It is clarified that the approval set out in the proposed resolutions does not constitute approval of a specific act or transaction in which an officer of the Bank is involved through his position outside the Bank, if such specific act or transaction requires approval under the Companies Law.

In addition, the Companies Law imposes on officers the obligation to disclose existing or proposed transactions of the Bank in which the officer has a personal interest. Where such personal interest also includes a personal interest of a corporation in which the officer or his relative has an interest (such as acting as a director of such corporation) such a duty of disclosure is imposed on the officer, whether or not the transaction is in the ordinary course of business. The Companies Law also sets out the manner of approval of such transactions of the Bank and provides that the Bank may approve transactions in the ordinary course of business in the manner provided in its Articles of Association.

It is therefore proposed that these resolutions be approved, following their approval by the Audit Committee and subsequently by the Board of Directors, as required by the Companies Law.

Text of the Resolution: To approve the resolutions concerning approval of holding positions and disclosure by officers, pursuant to the text presented to the Meeting.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Annex 3

BANK LEUMI LE-ISRAEL B.M.

Voting Paper pursuant to the Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations") in respect of the Annual General Meeting to be held on Thursday, 5 June 2008.

First Part

1. Name of Company: Bank Leumi le-Israel B.M. (the "Bank").

2. Type of General Meeting, Date and Place at which to be Held: Annual General Meeting. The General Meeting will be held on Thursday, 5 June 2008 at 10:30 am at the offices of the Bank at Lyn House, 35 Yehuda Halevi Street, Tel Aviv. Should the Meeting be adjourned, the adjourned Meeting will be held on Thursday, 12 June 2008, at the same place and time.

3. Details of the Items on the Agenda in relation to which one may vote by means of a Voting Paper:

   Item 5: Payment of a Bonus to the Chairman of the Board of Directors

   Description of Item: For the sake of good order, below are the details regarding the proposed payment of a bonus to the Chairman of the Board of Directors, which were included in the Immediate Report filed by the Bank on 31 March 2008, pursuant to the directives of the Israel Securities Authority with regard to disclosure relating to the approval of compensation of senior officers:

   On 30 March 2008, following the approval of the Audit Committee, the Board of Directors of the Bank approved, as detailed below, compensation in respect of 2007 for Mr. Eitan Raff, Chairman of the Board of Directors (subject to the approval of the General Meeting) (the "Bonus to the Chairman of the Board of Directors").

   1. Payment of the Bonus to the Chairman of the Board of Directors was discussed at a number of meetings of the Compensation Committee of the Board of Directors, and a number of meetings of the Administration Committee of the Board of Directors, was discussed and approved by the Audit Committee of the Board of Directors on 30 March 2008, and following discussions held by the Board of Directors of the Bank on 26 February 2008 and 17 March 2008, was approved by the Board of Directors on 30 March 2008. Payment of the bonus to the Chairman of the Board of Directors is subject to the approval of the General Meeting of the Bank.

   2. The financial results of the Bank for 2007 were presented to the said organs of the Bank, together with comparisons with recent years and comparisons with available financial results of other banks in the system. In addition, financial data was

presented regarding the terms of employment and bonuses paid to the Chairman of the Board of Directors, the President and Chief Executive Officer and the Management of the Bank in previous years, as well as data, to the extent that it had been published to the public, regarding bonuses, salary and benefits granted to the chairmen of the boards of directors, the chief executive officers and the members of the management of other banks, other companies in the Israeli capital market, and other relevant companies in the Israeli economy.

3. Amount of the Bonus Approved in respect of 2007:

Following consideration and discussions by the Audit Committee and the Board of Directors regarding the bonus of the Chairman of the Board of Directors, after consideration, *inter alia*, of the background material presented to them, and of the recommendations of the Compensation Committee and the Administration Committee of the Bank, and having received a report on the position of the Shares Committee of the Bank, the Audit Committee and thereafter the Board of Directors resolved to approve a bonus for the Chairman of the Board of Directors in the amount of NIS 4 million.

4. The Rationale for Granting the Bonus:

The considerations forming the basis for the resolutions of the Audit Committee and the Board of Directors regarding the granting of the Bonus to the Chairman of the Board of Directors in respect of 2007 and the determination of its amount, included, *inter alia*:

- 2007 was a special year during which the Chairman of the Board of Directors and other senior managers of the Bank led the Bank to outstanding achievements, and to the best results out of the five largest banks in the system, and made the Bank the most profitable bank in the system.
  Net operating profit increased from NIS 1.454 billion in 2006 to NIS 2.984 billion in 2007 – the year in which the Bank achieved the highest net operating profit in its history. Net return of net operating profit on shareholders' equity rose from 8.3% in 2006 to 15.4% in 2007.

- The fact that the Bank has no option program for the Chairman of the Board of Directors and senior management. It should be noted that the Bank has an option program for all its employees, including the Chairman of the Board of Directors and senior management, but no special option program exists for the Chairman of the Board of Directors and senior management, as is the norm at other banks and other large financial institutions.

- Determination of the compensation level for the Chairman of the Board of Directors of the Bank is carried out against the background of accepted compensation levels for senior officers in corresponding positions in the banking system and other large financial institutions.

- Determination of the compensation level was carried out while taking into account general public considerations.

The Audit Committee and Board of Directors are satisfied that the compensation approved by them for the Chairman of the Board of Directors in respect of 2007, is appropriate and reasonable considering the circumstances and compared with the banking system as a whole.

Text of the Resolution: To approve the payment of a bonus to the Chairman of the Board of Directors, Mr. Eitan Raff, in respect of the results of 2007, in the amount of NIS 4 million.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6: Election of Directors

Description of Item: Mr. Rami Avraham Guzman, Adv. Jacob Mashaal, Mr. Zvi Koren and Ms. Vered Raichman are retiring by rotation (pursuant to the Articles of Association of the Bank). Messrs. Guzman, Mashaal and Koren are offering themselves for reelection. Their continued service as Directors is subject to the approval of the Supervisor of Banks.

The shares committee of the Bank has notified the Bank of its intention to propose the above three Directors for reelection at the General Meeting, pursuant to the Bank Shares (Arrangement Shares) (Temporary Provision) Law, 1993, and of its intention to propose Adv. Miri Katz for election as a new Director. Adv. Katz has been approved for service as a Director by the Supervisor of Banks.

Item 6(a): Reelection of Mr. Rami Avraham Guzman as a Director

Details regarding the candidate for reelection, to the best of the knowledge of the Bank:
(1) Name: Rami Avraham Guzman
(1A) Identity Number: 1118132
(2) Date of Birth: 11 March 1939
(3) Address for Service of Court Documents: 8 Ruchama Street, Ramat Gan 52354
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Credit Committee, Audit Committee, Committee for the Approval of Transactions, Finance Committee, Administration Committee, Committee for Supervision and Monitoring the Hermesh Project.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 29 June 2005

(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Economics and Political Science and M.A. in Business Administration and Public Administration, The Hebrew University of Jerusalem.
Company Director, Consultant to Public/Government Companies and Institutions. Consultant to companies in the fields of electronics and communications.
Director and Shareholder, Rami Guzman Initiatives and Consulting Ltd.
Director, Adamind Ltd., Afcon Electro Mechanics Ltd. and Ampa Capital Ltd.
Consultant to Metrolight Ltd.
Member of Advisory Committee, Micromedic Technologies Ltd.
Member of Investment Committee, Israel Infrastructure Fund I-A, L.P., Israel Infrastructure Fund I-B, L.P., Israel Infrastructure Fund I-C, L.P. and Israel Infrastructure Management 1 Ltd.
Member of Credit Committee, B.S.S.CH. – The Israeli Credit Insurance Company Ltd.
Member of government committees, including the Water Industry Organization Committee (until 2007) and Encouragement of Investments Committee (since 2007).
Until January 2008, Permanent Advisor to Vishay Israel Ltd.
Until May 2006, Director of Taldor Communications Ltd.
Until July 2005, Director of Discount Provident Fund Management Ltd.
Until 2005, Vice-President of Motorola, Inc.
Until December 2004, Director and Chief Financial Officer of Motorola Israel Ltd., Director of Mirs Communications Ltd., Bar-Mot Communication Ltd., Afcon Industries Ltd. and Beeper Communications Israel Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Rami Avraham Guzman as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6(b): Reelection of Adv. Jacob Mashaal as a Director

Details regarding the candidate for reelection, to the best of the knowledge of the Bank:
(1) Name: Adv. Jacob Mashaal
(1A) Identity Number: 070908348
(2) Date of Birth: 1 November 1938
(3) Address for Service of Court Documents: 99 Moshav Neve Yaraq, 49945
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Credit Committee, Finance Committee, Administration Committee, Committee for the Approval of Conflicts of Interest.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 29 June 2005

(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Economics and Statistics, B.A. in Law and M.B.A., The Hebrew University of Jerusalem.
Company Manager.
Chairman of the Board of Directors, CEO and Owner, IBECO Ltd. and J. Mashaal & Sons Entrepreneurs Ltd.
Chairman of the Board of Directors, CEO and Shareholder, Lev Afek Ltd. and A.V.M.S. Investments Ltd.
Member of Management Committee, Moshav Neve Yaraq Ltd.
Until October 2006, Director of Private Lease Ltd., Gazit Credit Ltd., Gazit Leasing (Member of Gazit Financing Group) Ltd., Gazit Finance (Member of Gazit Financing Group) Ltd., Z.A. Collateral Investments Ltd.
Director, CEO and Shareholder, Inbar Lease and Finance Ltd.
(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Adv Jacob Mashaal as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6(c): Reelection of Mr. Zvi Koren as a Director

Details regarding the candidate for reelection, to the best of the knowledge of the Bank:
(1) Name: Zvi Koren
(1A) Identity Number: 9797200
(2) Date of Birth: 10 February 1940
(3) Address for Service of Court Documents: 14 Mishol Moran Street, Jerusalem 97282
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: Member of the Audit Committee, Committee for the Approval of Transactions, Finance Committee and Administration Committee.
(6) Is he an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is he an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: 29 June 2005
(9) Education and employment during the last five years and details of the corporations where he serves as a director:
Education: B.A. in Economics and Statistics and M.B.A., The Hebrew University of Jerusalem.
Economic Consultant.
Director and Shareholder, Teconomy Ltd.
External Director, Boymelgreen Capital Ltd. and E-Sim Ltd.
Until June 2005, Director of Emda Mututal Fund Management Ltd.
Until 2004, External Director of Al-Bad Mishuot Itzhak Ltd.

(10) Is he a family member of another interested party of the corporation – No
(11) Does he possess accounting or financial expertise – Yes

Text of the Resolution: To reelect Mr. Zvi Koren as a Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 6(d): Election of a New Director, Adv. Miri (Miriyam) Katz

Description of the Item: Ms. Vered Raichman, who has served as a Director of the Bank since 1995, announced that she will not be offering herself for reelection at the General Meeting. Ms. Raichman has contributed much to the advancement of the business of the Bank and its betterment.
As previously mentioned, the Shares Committee has announced its intention to propose that the General Meeting elect Adv. Miri Katz as a new Director is her place.

Details regarding the candidate for election as a new Director to the best of the knowledge of the Bank:
(1) Name: Adv. Miri (Miriyam) Katz
(1A) Identity Number: 050568070
(2) Date of Birth: 4 March 1951
(3) Address for Service of Court Documents: 18/32 Michael Neeman Ave., Tel Aviv 69581
(4) Citizenship: Israeli
(5) Membership of Committees of the Board of Directors: N/A
(6) Is she an External Director as defined in the Companies Law and possessing accounting and financial expertise or professional qualifications: No
(7) Is she an employee of the corporation, its subsidiary or associated company, or of an interested party: No
(8) Date of commencement of term as a director of the corporation: Following approval of the General Meeting.
(9) Education and employment during the last five years and details of the corporations where she serves as a director:
Education: LL.B – The Hebrew University of Jerusalem.
Advocate.
External Director of Itamar Medical Ltd. and Tower Semiconductor Ltd.
Director of The Caesarea Edmond Benjamin de Rothschild Development Corporation Ltd., The Caesarea Edmond Benjamin de Rothschild Fund, The Edmond and Nadine de Rothschild Israel Fund.
CEO of Miri Katz Projects Ltd. and the "Ima" Fund (Registered Non-Profit Society).
Until 2006, External Director of the Bank of Jerusalem Ltd.
Until 2003, Member of the Licenses Committee of the Banking Supervision Department and Member of the Advisory Committee to the Supervisor of Banks.
(10) Is she a family member of another interested party of the corporation – No
(11) Does she possess accounting or financial expertise – Yes

Text of the Resolution: To elect Adv. Miri (Miriyam) Katz as a new Director.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 7: Approval of the Purchase of a New Directors' and other Officers' Liability Insurance Policy (D&O)

Description of Item: As you may recall, the Special General Meeting of the Bank held in January of this year approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including overseas subsidiaries, for a period of one year commencing 1 July 2007, with cover of U.S.$ 207.5 million (with a right of reinstatement of U.S.$ 197.5) at a premium of U.S.$ 1,268 thousand.
In light of the decrease in the value of the dollar, the currency in which the policy is denominated, and the decrease in the cost of premiums in the market at the moment, it is proposed to purchase cover of U.S.$ 260 million for a period of 18 months, commencing 30 April 2008 (while canceling the existing cover in respect of May and June 2008).

The Audit Committee, and thereafter the Board of Directors of the Bank, approved the purchase of an insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, including overseas subsidiaries, for a period of 18 months commencing 30 April 2008, with cover of U.S.$ 260 million (with a right of reinstatement of U.S.$ 250) at a premium not exceeding U.S.$ 1,800 thousand.

Text of the Resolution: To approve the purchase of a new insurance policy in respect of the liability of the Directors and other officers of the Bank and the Group, for a period of 18 months commencing 30 April 2008, with cover of up to U.S.$ 260 million at a premium not exceeding U.S.$ 1,800 thousand.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

Item 8: Resolutions concerning Approval of Holding Positions and Disclosure by Officers

Description of Item: The General Meeting is requested to approve resolutions regarding the approval of holding positions and disclosure by the Bank's officers. Similar resolutions were approved by the Annual General Meeting held on 20 May 2007.
The Companies Law imposes on the officers of the Bank a duty to refrain from any act that may constitute a conflict of interests between holding their positions in the Bank and holding another position, including a position with companies in the Leumi Group, or their personal interests. However, the Bank may approve the existence of such a conflict of interests; that is to say, the Bank may agree that its officer hold a position in addition to his positions in the Bank, after the officer has disclosed to the Bank the positions he holds outside the Bank.

It is clarified that the approval set out in the proposed resolutions does not constitute approval of a specific act or transaction in which an officer of the Bank is involved through his position outside the Bank, if such specific act or transaction requires approval under the Companies Law.
In addition, the Companies Law imposes on officers the obligation to disclose existing or proposed transactions of the Bank in which the officer has a personal interest. Where such personal interest also includes a personal interest of a corporation in which the officer or his relative has an interest (such as acting as a director of such corporation) such a duty of disclosure is imposed on the officer, whether or not the transaction is in the ordinary course of business. The Companies Law also sets out the manner of approval of such transactions of the Bank and provides that the Bank may approve transactions in the ordinary course of business in the manner provided in its Articles of Association.

It is therefore proposed that these resolutions be approved, following their approval by the Audit Committee and subsequently by the Board of Directors, as required by the Companies Law.

Text of the Resolution: To approve the resolutions concerning approval of holding positions and disclosure by officers, pursuant to the text presented to the Meeting.

Required Majority: An ordinary majority of the total voting rights of the stockholders entitled to vote and who voted in person or by proxy.

In the Second Part of this Voting Paper, space has been allocated for the indication of the existence or absence of an interest with regard to this Item 8, and for a description of the nature of the relevant interest, as required according to the provisions of the Companies Law and the Regulations. **It is emphasized that where a stockholder does not indicate the existence or absence of such an interest, or does not describe the nature of the interest, his vote will not be included in the count.**

4. Place and Time at which the Full Text of the Proposed Resolutions may be Examined: The full text of the proposed resolutions, as well details of the insurance policy, may be examined at the Secretariat of the Bank at the Bank's registered office, Leumi House, 34 Yehuda Halevi Street (11th floor), Tel Aviv, tel. 972-3-5149716, between the hours of 8:00 and 15:00.

5. The voting paper will only be valid if an unregistered shareholder's certificate of ownership is attached thereto (that is, a person in whose name ordinary stock of the Bank is registered with a Stock Exchange Member, and such stock is included in the stock registered in the Register of Shareholders in the name of the nominee company (Hevra Le-Rishumim)). In the case of holders of shares (stock) registered in the Register of Shareholders of the Bank, the voting paper will only be valid if a copy of an identity document, passport or certificate of incorporation is attached thereto. This voting paper, together with the previously mentioned attachments, must reach the Bank at least 72 hours before the time of the vote (by Monday, 2 June 2008 at 10:30 am).

6. Address of the Bank for the Delivery of Voting Papers and Position Papers: The Bank's registered office, Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546, for the attention of the Secretariat of the Bank (11th floor).

7. Final Date for the delivery of Position Papers to the Bank: 10 days following the record date i.e. by Thursday, 15 May 2008.

8. Final Date for the delivery of the Response of the Board of Directors to the Position Papers: 12 days prior to the date of the General Meeting i.e. Friday, 23 May 2008.

9. Address of the distribution website of the Israel Securities Authority and of the website of the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange"), at which voting papers and position papers are made available:

   - Distribution website of the Israel Securities Authority: http://www.magna.isa.gov.il/
   - Website of the Stock Exchange: http://www.maya.tase.co.il/

10. A stockholder is entitled to receive the certificate of ownership at a branch of a Stock Exchange member or via mail, if so requested. Such a request is to be made in advance in respect of a particular securities account.

11. An unregistered stockholder is entitled to receive, via electronic mail and free of charge, the link to the voting paper and position papers on the distribution site of the Securities Authority from the Stock Exchange member through which he holds his stock, unless he notifies the Stock Exchange member that he does not wish to receive the said link or that he wishes to receive voting papers via mail for payment; notice with regard to voting papers also applies to the receipt of position papers.

One or more stockholders who, on the record date (5 May 2008), hold an amount constituting five percent or more of the total voting rights in the Bank, and the holder of said amount out of the total voting rights that are not held by the controlling shareholder of the Bank (as defined in Section 268 of the Companies Law (the "Controlling Shareholder")), is entitled to examine the voting papers as detailed in Regulation 10 of the Regulations, following the holding of the General Meeting, either personally or through a representative, at the registered office of the Bank during normal business hours.
The amount of stock constituting 5% of the total voting rights of the Bank is NIS 73,225,978* par value ordinary stock of the Bank.
The amount of stock constituting 5% of the total voting rights of the Bank that are not held by the Controlling Shareholder is NIS 59,237,908* par value ordinary stock of the Bank.

* As of 27 April 2008, and subject to change following allotment of additional shares due to the exercise of outstanding options, until the said record date.

Voting Paper – Second Part

Companies (Written Voting and Position Papers) Regulations, 2005 (the "Regulations")

Name of Company: Bank Leumi le-Israel B.M.

Address of the Company (for delivery and sending of voting papers): Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546 (11th floor), for the attention of the Secretariat of the Bank

Company No.: 52-001807-8

Date of Meeting: Thursday, 5 June 2008, at 10:30 am

Type of Meeting: Annual

Record Date: Monday, 5 May 2008

(To here to be completed by the Company)

Details of Shareholder

Name of Shareholder (Ordinary Stock): ______________________________

Identity No.: ______________________________

If the shareholder is not a holder of an Israeli Identity Document –

Passport No.: ______________________________

Country of Issue: ______________________________

Expiry Date: ______________________________

If the shareholder is a corporation –

Registered No.: ______________________________

Country of Registration: ______________________________

Manner of Voting

Item Number on the Agenda	Manner of Voting[1]			With regard to the approval of a transaction pursuant to section 255 of the Companies Law – Do you have a personal interest in the Resolution (Item 8)[2]?	
	In Favor	Against	Abstain	Yes*	No
5					
6(a)					
6(b)					
6(c)					
6(d)					
7					
8					

Regarding the Resolution concerning approval of holding positions and disclosure by officers – Item 8 on the Agenda – the following are the details regarding my/our having a "personal interest in the Resolution" (pursuant to Section 255 of the Companies Law):

____

____

________________ ________________

Date Signature

Stockholders who hold stock through a Stock Exchange member (pursuant to Section 177(1) of the Companies Law) – the voting paper is only valid together with a certificate of ownership.

Stockholders registered in the Register of Shareholders of the Bank – the voting paper is only valid together with a copy of an identity document/passport/certificate of incorporation.

[1] Failure to complete will be considered abstention from voting with regard to the relevant Item.
[2] The votes of a stockholder who does not complete this column, or who indicates "yes" and does not provide details will not be counted.
* Please provide details.

END